UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG
(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release: Daimler Chrysler still anticipates operating profit of more than €6 billion for full year 2006

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle delilveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

Contact		Press Information
Thomas Fröhlich	+49 (0)7 11/17-4 13 61

Date
July 27, 2006

DaimlerChrysler still anticipates operating profit of more than €6 billion for full-year 2006

•                       Mercedes Car Group: After significant earnings improvement in Q2 2006, further improvements for next quarters to be expected

•                       Chrysler Group expects operating loss in Q3 2006 of up to €0.5 billion, but plans for positive results for Q4 and full-year 2006

•                       Truck Group: Continued, high level of earnings to be expected for full-year 2006

•                       Financial Services anticipates a continuation of its stable business and earnings development during second half of 2006

•                       Group’s second-quarter operating profit increases to €1.9 billion

•                       Net income and earnings per share include €0.8 billion and €0.78 respectively, due to valuation gain related to derivative contracts to hedge EADS shares

Stuttgart—In the second quarter of 2006, DaimlerChrysler (stock-exchange abbreviation DCX) increased its operating profit by 11% compared with the same period of last year to €1,857 million.

The earnings improvement was primarily due to the significant increase in operating profit achieved by the Mercedes Car Group. The Truck Group and Financial Services also improved their operating profit. In total, these increases more than offset the decrease in operating profit recorded by the Chrysler Group.

The Mercedes Car Group reported an operating profit of €807 million, a substantial improvement compared with the second quarter of last year (€12 million).

The Chrysler Group posted an operating profit of €51 million in the second quarter of 2006, compared with an operating profit of €544 million in the second quarter of 2005. The decrease in operating profit was primarily the result of a decrease in worldwide factory unit sales, a higher mix of fleet vehicles and negative net pricing.

The Truck Group increased its second-quarter operating profit by 34% to €551 million.

The Financial Services division continued its positive development in the second quarter of 2006, achieving an operating profit of €422 million (Q2 2005: €385 million).

The Van, Bus, Other segment posted a second-quarter operating profit of €159 million (Q2 2005: €277 million). Second-quarter operating profit included expenses of €145 million incurred for staff reductions in administrative functions in connection with the new management model.

Net income amounted to €1,810 million (Q2 2005: €737 million). The mark-to-market valuation of derivatives to hedge the price risks of shares of the European Aeronautic Defence and Space Company (EADS) had a positive impact on net income of approximately €800 million (after taxes). Earnings per share amounted to €1.77, compared with €0.73 in the second quarter of 2005. €0.78 of this amount resulted from the valuation gain related to the derivative contracts to hedge EADS shares.

Outlook

In an unchanged difficult market environment, the Chrysler Group assumes that unit sales (shipments) in 2006 will be in the range of last year. The division will launch a total of ten new models this year, although a large number of them will not be available at dealerships until the second half of the year. The Chrysler Group will continue to implement its activities to improve productivity, quality and customer satisfaction. Due to high dealer inventories, the Chrysler Group intends to reduce production volumes and shipments to dealers in the third quarter. In addition, the upcoming model changeovers will cause downtime in certain plants. The development of earnings in the second half of the year will also be impacted by the launch costs of the eight new models. The division, therefore, anticipates a third-quarter operating loss of up to €0.5 billion. The Chrysler Group then expects positive earnings once again in the fourth quarter as a result of the new models to be launched in the second half of the year. For full-year 2006, the Chrysler Group plans for a positive result.

The Mercedes Car Group expects full-year unit sales at least as high as in 2005. The company assumes that unit sales by Mercedes-Benz will exceed last year’s figure due to the brand’s new products. The division anticipates further earnings improvements in the coming quarters. The Mercedes Car Group is thus on track to achieve the 7% return on sales targeted for 2007.

The Truck Group assumes that full-year unit sales will remain stable. A high level of earnings should continue to be achieved, due not least to the efficiency improvements resulting from the Global Excellence program.

The Financial Services division anticipates a continuation of its stable business and earnings development during the second half of the year. However, rising interest rates will be a challenge.

The Vans unit expects lower unit sales than in 2005, due to the Sprinter model changeover. Unit sales of buses are likely to exceed the high level of the prior year. EADS continues to plan for a stable market for civil aircraft in the year 2006; Airbus deliveries are expected to increase again compared to the prior year.

For full-year 2006, DaimlerChrysler continues to anticipate an operating profit in excess of €6 billion. This figure includes charges for the implementation of the new management model (€0.5 billion), the focus on the smart fortwo (€1 billion), the staff reductions at the Mercedes Car Group (€0.4 billion), as well as gains on the disposal of the off-highway business (€0.2 billion), on the sale of real estate no longer required for operating purposes (€0.1 billion) and the release of provisions for retirement-pension obligations (€0.2 billion).

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChryslers most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa. Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: July 27, 2006